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                               September 21, 2022

       Emmanuel Babeau
       Chief Financial Officer
       Philip Morris International Inc.
       120 Park Avenue
       New York, NY 10017

                                                        Re: Philip Morris
International Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
September 2, 2022
                                                            File No. 001-33708

       Dear Mr. Babeau:

              We have reviewed your September 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 27, 2022 letter.

       Response Dated September 2, 2022

       Risk Factors, page 6

   1. We note your response to prior comment two and reissue in part. Describe the material effects of other
transition risks related to climate change you have considered, such as policy and regulatory
changes that could impose operational and compliance burdens, market trends that may
alter business opportunities, credit risks, or technological changes.
                                                        Your response should
describe how you considered providing disclosure regarding the effects of the
transition risks most relevant to your business, such as the risks of increasing
                                                        costs of sourcing and
increasing costs for suppliers due to market changes.
 Emmanuel Babeau
FirstName LastNameEmmanuel
Philip Morris International Inc. Babeau
Comapany 21,
September  NamePhilip
               2022     Morris International Inc.
September
Page  2   21, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

2. We note your response to prior comment seven and reissue in part. Please discuss the potential for indirect weather-related impacts that have affected or may affect your customers.
3. We note your response to prior comment eight and the amount incurred for fiscal year
         2021. Please quantify any compliance costs related to climate change for fiscal years
         2019 and 2020.
       Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at
(202) 551-7844 with
any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Suzanne Rich Folsom